40 - 33


ALGER

November 26, 2003



RECEIVED
NOV 28 2003
160
WASH, D.C.
SECTION

Via Federal Express

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
DEC 08 2003
THOMSON
FINANCIAL

Re: Fred Alger Management, Inc. (File No. 801-6709)
The Alger Fund (File No. 811-1355)
Spectra Fund (File No. 811-1743)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, and on behalf of the above captioned registered investment adviser and registered investment companies, we enclose herewith for filing copies of two class-action complaints naming the captioned entities as defendants.

Please sign or stamp the enclosed additional copy of this letter as proof of filing, and return it in the envelope provided. If you have any questions, please do not hesitate to contact me at (800) 223-3810. Thank you for your attention to this matter.

Very truly yours,

Eric Sanders
Associate General Counsel

2 

03040207

811 - 1743

Encl.

Fred Alger Management, Inc.

Executive Office: 111 Fifth Avenue · New York, New York 10003 · 212.806.8800

Administrative Office: 30 Montgomery Street · Jersey City, New Jersey 07302 · 201.547.3600 · fax 201.434.1459

Rcd. 11/10 @ 12:30 @ NYC office per. Louise Ulitto

AO 440 (Rev. 10/93) Summons in a Civil Action - SDNY WEB 4/99

United States District Court

SOUTHERN DISTRICT OF NEW YORK

PETER D. DEMAYO AS CUSTODIAN FOR JAMES LIAM DEMAYO UTMA/NY On Behalf of Himself and All Others Similarly Situated,
Plaintiff,

V.

SEE ANNEXED SCHEDULE A

SUMMONS IN A CIVIL CASE

CASE NUMBER:

03 CV 8627

JUDGE BAER

TO: (Name and address of defendant)

See annexed Schedule A.

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Steven G. Schulman, Esq.
Milberg Weiss Bershad Hynes & Lerach LLP
One Pennsylvania Plaza, 49th Floor
New York, NY 10119


SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH. D.C. 160 SECTION

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON
CLERK

OCT 31 2003
DATE

(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.
Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other *(specify)*: ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date Signature of Server

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

SCHEDULE A

ALGER SMALL PORTFOLIO, ALGER SMALL CAP & MIDCAP, PORTFOLIO, ALGER MIDCAP GROWTH PORTFOLIO, ALGER LARGECAP GROWTH PORTFOLIO, ALGER CAPITAL APPRECIATION PORTFOLIO, ALGER HEALTH SCIENCES PORTFOLIO, ALGER BALANCED PORTFOLIO, ALGER MONEY MARKET PORTFOLIO, ALGER SPECTRA FUND, (collectively known as "Alger Funds"); FRED ALGER MANAGEMENT INC., THE ALGER FUND, JAMES P. CONNELLY JR.;

Alger Funds
111 Fifth Avenue
New York, NY10003

VERAS MANAGEMENT PARTNERS, LLP;

Veras Investment Partners, LLP
19855 Southwest Freeway
Suite 200
Sugarland, Texas 77476

JOHN DOES 1-100

JUDGE BAER

03 CV 8627

OFFICE COPY

CIVIL COVER SHEET

JS 44C/SDNY
REV. 1/97
WEB 12/02

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial conference of the United States in September 1974, is required for use of the Clerk of the Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS
Peter D. Demayo, As Custodian For James Liam Demayo Utma/Ny, On Behalf Of Himself And All Others Similarly Situated,

DEFENDANTS
See Attached Schedule A



RECEIVED
OCT 31 2003
U.S.D.C. S.D. N.Y.
CASHIERS

ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)
Milberg Weiss Bershad Hynes & Lerach LLP
One Pennsylvania Plaza
New York, New York 10119

ATTORNEYS (IF KNOWN)
Steven G. Schulman, Esq.
Peter Seidman, Esq.

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)
§ 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337

Has this or a similar case been previously filed in SDNY at any time? No ☒ Yes? ☐ Judge Previously Assigned

If yes, was this case Vol. ☐ Invol. ☐ Dismissed. No ☒ Yes ☐ If yes, give date & Case No.

(PLACE AN [X] IN ONE BOX ONLY) NATURE OF SUIT

TORTS

CONTRACT
[ ] 110 INSURANCE
[ ] 120 MARINE
[ ] 130 MILLER ACT
[ ] 140 NEGOTIABLE INSTRUMENT
[ ] 150 RECOVER OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
[ ] 151 MEDICARE ACT
[ ] 152 RECOVER OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
[ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN'S BENEFITS
[ ] 160 STOCKHOLDERS SUITS
[ ] 190 OTHER CONTRACT
[ ] 195 CONTRACT PRODUCT LIABILITY

PERSONAL INJURY
[ ] 310 AIRPLANE
[ ] 315 AIRPLANE PRODUCT LIABILITY
[ ] 320 ASSAULT, LIBEL & SLANDER
[ ] 330 FEDERAL EMPLOYERS' LIABILITY
[ ] 340 MARINE
[ ] 345 MARINE PRODUCT LIABILITY
[ ] 350 MOTOR VEHICLE
[ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
[ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY
[ ] 362 PERSONAL INJURY-MED MALPRACTICE
[ ] 365 PERSONAL INJURY PRODUCT LIABILITY
[ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY
[ ] 370 OTHER FRAUD
[ ] 371 TRUTH IN LENDING
[ ] 380 OTHER PERSONAL PROPERTY DAMAGE
[ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

FORFEITURE/PENALTY
[ ] 610 AGRICULTURE
[ ] 620 FOOD & DRUG
[ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
[ ] 630 LIQUOR LAWS
[ ] 640 RR & TRUCK
[ ] 650 AIRLINE REGS
[ ] 660 OCCUPATIONAL SAFETY/HEALTH
[ ] 690 OTHER

LABOR
[ ] 710 FAIR LABOR STANDARDS ACT
[ ] 720 LABOR/MGMT RELATIONS
[ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
[ ] 740 RAILWAY LABOR
[ ] 790 OTHER LABOR LITIGATION
[ ] 791 EMPL RET INC SECURITY ACT

ACTIONS UNDER STATUTES

BANKRUPTCY
[ ] 422 APPEAL 28 USC 158
[ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS
[ ] 820 COPYRIGHTS
[ ] 830 PATENT
[ ] 840 TRADEMARK

SOCIAL SECURITY
[ ] 861 MIA (1395FF)
[ ] 862 BLACK LUNG (923)
[ ] 863 DIWC (405(g))
[ ] 863 DIWW (405(g))
[ ] 864 SSID TITLE XVI
[ ] 865 RSI (405(g))

FEDERAL TAX SUITS
[ ] 870 TAXES
[ ] 871 IRS-THIRD PARTY 20 USC 7609

OTHER STATUTES
[ ] 400 STATE REAPPORTIONMENT
[ ] 410 ANTITRUST
[ ] 430 BANKS & BANKING
[ ] 450 COMMERCE/ICC RATES/ETC
[ ] 460 DEPORTATION
[ ] 470 RACKETER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
[ ] 810 SELECTIVE SERVICE
[x] 850 SECURITIES/ COMMODITIES/ EXCHANGE
[ ] 875 CUSTOMER CHALLENGE 12 USC 3410
[ ] 891 AGRICULTURE ACTS
[ ] 892 ECONOMIC STABILIZATION ACT
[ ] 893 ENVIRONMENTAL MATTERS
[ ] 894 ENERGY ALLOCATION ACT
[ ] 895 FREEDOM OF INFORMATION ACT
[ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
[ ] 950 CONSTITUTIONALITY OF STATE STATUTES
[ ] 890 OTHER STATUTORY ACTIONS

ACTIONS UNDER STATUTES

REAL PROPERTY
[ ] 210 LAND CONDEMNATION
[ ] 220 FORECLOSURE
[ ] 230 RENT LEASE & EJECTMENT
[ ] 240 TORTS TO LAND
[ ] 246 TORT PRODUCT LIABILITY
[ ] 290 ALL OTHER REAL PROPERTY

CIVIL RIGHTS
[ ] 441 VOTING
[ ] 442 EMPLOYMENT
[ ] 443 HOUSING ACCOMMODATIONS
[ ] 444 WELFARE
[ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS
[ ] 510 MOTIONS TO VACATE SENTENCE 20 USC 2255
[ ] 530 HABEAS CORPUS
[ ] 535 DEATH PENALTY
[ ] 540 MANDAMUS & OTHER
[ ] 550 CIVIL RIGHTS
[ ] 555 PRISON CONDITION

Check if demanded in complaint:

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $________ OTHER ________

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

JUDGE ________ DOCKET NUMBER ________

Check YES only if demanded in complaint
JURY DEMAND: ☒ YES ☐ NO

NOTE: Please submit at the time of filing an explanation of why cases are deemd related.

(SEE REVERSE)

(PLACE AN x IN ONE BOX ONLY)

ORIGIN

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from (Specify District) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judge Judgment

(PLACE AN x IN ONE BOX ONLY)

BASIS OF JURISDICTION

☐ 1 U.S. PLAINTIFF ☐ 2 U.S. DEFENDANT ☒ 3 FEDERAL QUESTION (U.S. NOT A PARTY) ☐ 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. ***(28 USC 1322, 1441)***

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES) (Calendar Rule 4(A))

Peter D. DeMayo, As Custodian For James Liam DeMayo UTMA/NY
739 Glen Cove Avenue
Glen Head, New York 11545
Nassau County

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES) (Calendar Rule 4(A))

See annexed Schedule A

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO:
(DO NOT check either box if this a PRISONER PETITION.)

☐ WHITE PLAINS ☒ FOLEY SQUARE

DATE 10/31/2003 SIGNATURE OF ATTORNEY OF RECORD



RECEIPT #

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[x] YES (DATE ADMITTED Mo. Sept Yr.2000)
Attorney Bar Code # AR-3724

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge ______________________ is so Designated.

J. Michael McMahon, Clerk of Court by ____________ Deputy Clerk, DATED ______________.

SCHEDULE A

ALGER SMALL PORTFOLIO, ALGER SMALL CAP & MIDCAP, PORTFOLIO, ALGER MIDCAP GROWTH PORTFOLIO, ALGER LARGECAP GROWTH PORTFOLIO, ALGER CAPITAL APPRECIATION PORTFOLIO, ALGER HEALTH SCIENCES PORTFOLIO, ALGER BALANCED PORTFOLIO, ALGER MONEY MARKET PORTFOLIO, ALGER SPECTRA FUND, (collectively known as "Alger Funds"); FRED ALGER MANAGEMENT INC., THE ALGER FUND, JAMES P. CONNELLY JR.;

Alger Funds
111 Fifth Avenue
New York, NY10003

VERAS MANAGEMENT PARTNERS, LLP;

Veras Investment Partners, LLP
19855 Southwest Freeway
Suite 200
Sugarland, Texas 77476

JOHN DOES 1-100

03 CV 8627

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

PETER D. DEMAYO AS CUSTODIAN FOR JAMES LIAM DEMAYO UTMA/NY, on Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. ALGER SMALL PORTFOLIO, ALGER SMALL CAP & MIDCAP, PORTFOLIO, ALGER MIDCAP GROWTH PORTFOLIO, ALGER LARGECAP GROWTH PORTFOLIO, ALGER CAPITAL APPRECIATION PORTFOLIO, ALGER HEALTH SCIENCES PORTFOLIO, ALGER BALANCED PORTFOLIO, ALGER MONEY MARKET PORTFOLIO, ALGER SPECTRA FUND, (collectively known as "Alger Funds"); FRED ALGER MANAGEMENT INC., THE ALGER FUND, JAMES P. CONNELLY JR., VERAS MANAGEMENT PARTNERS, LLP and JOHN DOES 1-100, Defendants.	Civil Action No. **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Alger Funds (as defined in the caption of this case), press releases, and media reports about the Alger Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or

more of the mutual funds in the Alger family of funds (*i.e.*, the Alger Funds as defined in the caption, above) between November 1, 1998 and September 3, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On September 4, 2003 *The Wall Street Journal* reported that New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates.

4. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New

York. The Alger family of funds was subpoenaed by the New York Attorney General and the SEC.

5. On October 16, 2003, the SEC issued an administrative order concluding that defendant James P. Connelly, Vice Chairman of investment advisor Alger Management, allowed "more than one dozen" privileged investors to engage in improper timing trades in the Alger Funds, stating as follows in relevant part:

> ***From the mid-1990's until 2003, Connely was involved in allocating timing capacity in Alger mutual funds to timing investors. Connelly regularly authorized select investors to time the Alger Fund. Connelly did this even though he knew that the timers were making more than the permitted six exchanges per year.***

(Emphasis added.) Defendant Veras Investment Partners was identified by the SEC as being allowed to "***time $50 million in the Alger Fund in exchange for a $10 million buy and hold position in the smallcap fund.***" (Emphasis added).

6. That same day, the New York Attorney General's office reported in a press release that Connelly pleaded guilty to "Tampering with Physical Evidence," stemming from "his repeated tampering with an ongoing investigation of illegal trading practices in the mutual funds industry," beginning after the announcement of the filing of the Spitzer Complaint on or about September 3, 2003.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District.

Defendants conducted other substantial business within this District and many Class members reside within this District. In addition, defendants Fred Alger Management, Inc. and the Alger Fund are located in New York City, at 111 Fifth Avenue.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Peter D. DeMayo, as Custodian For James Liam DeMayo UTMA/NY, as set forth in the certification which is attached hereto and incorporated by reference herein, purchased shares or units of the Alger Spectra Fund during the Class Period and has been damaged thereby.

11. Each of the Alger Funds, including the Alger Spectra Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant Fred Alger Management, Inc., as defined below, and buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Fred Alger Management, Inc. ("Alger Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Alger Funds during the Class Period. Fred Alger Management, Inc. has ultimate responsibility for overseeing the day-to-day management of the Alger Funds. Alger Management is headquartered at 111 Fifth Avenue, New York, NY 10003.

13. The Alger Fund is the registrant and issuer of the shares of the Alger Funds and is headquartered at 111 Fifth Avenue, New York, NY 10003.

14. Defendant James P. Connelly, Jr. was a Vice Chairman of Alger Management.

15. Defendants Alger Management, the Alger Fund, the Alger Funds and Connelly are referred to collectively herein as the "Fund Defendants."

16. Veras Investment Partners, LLP ("Veras") is a Texas-based hedge fund. Veras was an active participant in the unlawful scheme alleged herein. Veras is headquartered at 19855 Southwest Freeway, Suite 200, Sugarland, Texas 77479.

17. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants, such as Veras, with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Alger Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Alger Funds, between November 1, 1998 and September 3, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in Alger Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Alger Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal

representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Alger Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

20. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

21. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

22. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Alger Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

24. Mutual funds, including the Alger Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as November 1,1998 and until September 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of plaintiff and other members of the Class, through secret and illegal timed trading. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, Alger Management, as manager of the Alger Funds, and each of the relevant fund managers, profited from fees Alger Management charged to the Alger Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, materially and negatively affecting the value of the Alger Funds, Veras and the John Doe Defendants agreed to park substantial assets in the funds and/or other financial vehicels controlled by the Fund Defendants, thereby increasing the assets under Alger Funds' management and the fees paid to Alger Funds' managers. The assets parked in the Alger

Funds in exchange for the right to engage in timing have been referred to as "sticky assets." The synergy between the Fund Defendants and Veras and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

25. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the net asset value ("NAV") is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m.*** New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

26. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Alger Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

27. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the

buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

28. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

29. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses represented that investors could only execute a certain number of trades per year. These statements were materially false and misleading because the Fund Defendants allowed Veras and the John Doe Defendants to time their trades and profit at the expense of ordinary fund investors.

Defendants' Fraudulent Scheme

30. In September 2003, the Fund Defendants were served with subpoenas by the New York Attorney General ("NYAG") and the SEC. On October 16, 2003, the NYAG and the SEC announced that their coordinated investigation had uncovered that Connelly spearheaded a timing scheme at Alger Funds dating back to the mid-1990's by establishing timing arrangements for Veras and other favored investors. The agencies further announced that Connelly pleaded guilty to "Tampering with Physical Evidence" for his "his repeated tampering with an ongoing investigation of illegal trading practices in the mutual funds industry," which Connelly was accused of engaging in following the announcement of the filing of the Spitzer Complaint on September 3, 2003.

31. The SEC, in an Order Instituting Public Administrative and Cease-and-Desist Proceedings, issued October 16, 2003, detailed Connelly' practice of allowing certain investors, such as Veras, to market time the Alger Funds in return for such investors parking sticky assets in various Alger financial vehicles, as follows:

> Connelly approved agreements permitting select investors to "time" Alger mutual funds. "Timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Timing can adversely affect mutual fund shareholders because it can dilute the value of their shares. Consequently, mutual fund managers such as Alger Management often maintain policies and procedures to detect and prevent timing. By allowing select investors to time Alger funds, Connelly violated the antifraud provisions of the federal securities laws.
>
> ***
>
> ***Investors seeking timing capacity usually offered to commit additional assets to other funds in the Alger complex. These additional assets were referred to as "buy and hold" positions. (Buy and hold positions are also referred to as "sticky assets.") Over time, Connelly developed a de facto practice of requiring that timers commit assets to buy and hold positions to earn access to timing capacity.*** In early 2003, Connelly formalized this practice by requiring that investors seeking timing capacity maintain at least 20 percent of their investment in buy and hold positions.
>
> ***For example, in February 2003, Connelly was seeking to obtain additional assets for an Alger smallcap fund. Connelly approved an arrangement whereby Veras Investment Partners ("Veras") could time $50 million in the Alger Fund in exchange for a $10 million buy and hold position in the smallcap fund. In July 2003, Veras was granted an additional $30 million of capacity in exchange for an additional $12 million buy and hold position.*** [Emphasis added.]

The order is available from the SEC's website at: http://www.sec.gov/litigation/admin/33-8304.htm

32. Additionally, the SEC found that Connelly established a "timing police" to find and shut down "investors that were timing without approval,"-- i.e. those who did not pay to play. By 2003, the Alger Funds were being timed by "***more than one dozen timers with approximately $200 million of timing funds invested in Alger mutual funds***." (Emphasis added).

33. The SEC found that Connelly's timing scheme constituted a "wilfull[] violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder . . ." and a "willfull[] violation of Sections 206 (1) and 206 (2) of the Advisers Act. . .," and other provisions of the federal securities laws.

The Prospectuses Were Materially False and Misleading

34. Prior to investing in any of the Alger Funds, including the Alger Spectra Fund, plaintiff and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained the same materially false and misleading statements regarding the Alger Funds' policies on frequent trading, i.e, that the number of trades are limited, and none of which disclosed the favored treatment afforded to certain investors.

35. The Prospectuses falsely stated that investors were only allowed to make a certain amount of trades in the Alger Funds. For example, the February 28, 2003 Alger Fund Prospectus, in a section titled "Statement of Additional Information," warned that investors' trading activity would be limited as follows:

> You may make up to six exchanges annually by telephone or in writing. The Fund may charge a transaction fee for each exchange, although it does not intend to do so at present. You will be notified at least 60 days in advance if the Fund decides to impose this fee.
>
> The Fund reserves the right to terminate or modify the exchange privilege upon notice to shareholders.

36. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into arrangements allowing Veras and the John Doe Defendants to time their trading of the Alger Funds shares;

(b) that, pursuant to such arrangements, Veras and the John Doe Defendants regularly timed their trading in the Alger Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Alger Funds allowed investors who paid for the privilege to engage in frequent trading and enforced its stated policy allowing "up to six exchanges annually" selectively, *i.e.*, they did not enforce it against Veras and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed Veras and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Alger Funds and/or increased the Alger Funds' costs and thereby reduced the Alger Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Alger Funds investors.

Defendants' Scheme and Fraudulent Course of Business

37. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Alger Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Alger Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

38. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Alger Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their

receipt of information reflecting the true facts regarding Alger Funds, their control over, and/or receipt and/or modification of Alger Funds' allegedly materially misleading misstatements and/or their associations with the Alger Funds which made them privy to confidential proprietary information concerning the Alger Funds, participated in the fraudulent scheme alleged herein. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein.

39. In addition, the SEC has already found that defendant Connelly knew and understood that the timing scheme was undisclosed to investors and that the Prospectuses were materially false and misleading as a result, stating as follows on relevant part:

> ***Connelly understood that the Alger Fund prospectus and statement of additional information did not disclose that Alger Management permitted select investors to "time" Alger mutual funds and to make significantly more than six exchanges per year.*** Connelly also understood that the Alger mutual fund prospectus did not disclose that Alger Management required investors seeking to time Alger funds to maintain buy and hold positions in other mutual funds managed by Alger Management. Connelly further understood that Alger Management did not disclose that it treated investors differently based on whether they had entered into timing agreements in exchange for buy and hold positions. Finally, Connelly understood that allowing investors to engage in market timing of Alger funds harmed other shareholders in the "timed" funds. [Emphasis added].

40. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers have on their funds. And while the effects on individual shareholders may be small once they

are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

41. Veras and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

FIRST CLAIM

Against the Alger Fund For Violations of Section 11 Of The Securities Act

42. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

43. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Alger Fund.

44. The Alger Fund is statutorily liable under Section 11. The Alger Fund issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

45. Prior to purchasing units of the Alger Spectra Fund, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other Alger Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Alger Funds traceable to the false and misleading Prospectuses.

46. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Alger Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, Veras and the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into arrangements allowing Veras and the John Doe Defendants to time their trading of the Alger Funds shares;

(b) that, pursuant to such arrangements, the John Doe Defendants regularly timed their trading in the Alger Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Alger Funds allowed investors who paid for the privilege to engage in frequent trading and enforced its policy allowing "up to six exchanges annually" selectively, *i.e.*, they did not enforce it against Veras and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed Veras and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Alger Funds and/or increased the Alger Funds' costs and thereby reduced the Alger Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Alger Funds investors.

47. Plaintiff and the Class have sustained damages. The value of the Alger Funds shares decreased substantially subsequent to and due to defendants' violations.

48. At the time they purchased the Alger Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Alger Management and Connelly as Control Persons of the Alger Fund For Violations of Section 15 of the Securities Act

49. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

50. This Claim is brought pursuant to Section 15 of the Securities Act against Alger Management and Connelly, as control persons of the Alger Fund. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Alger Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Alger Management and Connelly.

51. The Alger Fund is liable under Section 11 of the Securities Act as set forth herein.

52. Each of Alger Management and Connelly was a "control person" of the Alger Fund within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds -- Alger Management and Connelly directly and indirectly, had the power and authority, and exercised the same, to cause the Alger Fund to engage in the wrongful conduct complained of herein. Alger Management and Connelly, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

53. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alger Management and Connelly are liable to plaintiff to the same extent as are each of the Alger Fund for their primary violations of Section 11 of the Securities Act.

54. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Alger Management and Connelly.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

55. At all relevant times, the market for Alger Funds was efficient for the following reasons, among others:

(a) The Alger Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Alger Funds were regularly filed with the SEC;

(c) Persons associated with the Alger Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Alger Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

56. As a result of the foregoing, the market for the Alger Funds promptly digested current information regarding Alger Funds from all publicly available sources and reflected such information in the respective Alger Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the Alger Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Alger Funds during the Class Period suffered similar injury through their purchase or acquisition of Alger Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

57. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

58. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Alger Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

59. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Alger Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed

manipulative trading tactics by which they wrongfully appropriated Alger Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

60. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Alger Funds' operations, as specified herein.

61. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

62. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

63. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Alger Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or

recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Alger Funds during the Class Period at distorted prices and were damaged thereby.

64. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Alger Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

65. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

66. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Alger Funds shares during the Class Period.

FOURTH CLAIM

Against Connelly (as a Control Person of Alger Management, the Alger Fund and the Alger Funds), Alger Management (as a Control Person of the Alger Fund and the Alger Funds), and the Alger Fund (as a Control Person of the Alger Funds) For Violations of Section 20(a) of the Exchange Act

67. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

68. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Connelly, as a control person of Alger Management, the Alger Fund and the Alger Funds; Alger Management, as a control person of the Alger Fund and the Alger Funds; and the Alger Fund as a control person of the Alger Funds.

69. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Alger Funds' public filings, press releases and other publications are the collective actions of Alger Management, the Alger Fund and Connelly.

70. Each of Alger Management, the Alger Fund and Connelly acted as controlling persons of the Alger Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Alger Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Alger Management, the Alger Fund and Connelly each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Alger Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Alger Management, the Alger Fund and Connelly had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

71. In particular, each of Alger Management, the Alger Fund and Connelly had direct and supervisory involvement in the operations of the Alger Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

72. As set forth above, Alger Management, the Alger Fund and Connelly each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Alger Management, the Alger Fund and Connelly are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Alger Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Alger Management [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

73. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

74. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

75. Alger Management served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

76. As a fiduciary pursuant to the Investment Advisers Act, Alger Management was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

77. During the Class Period, Alger Management breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Alger Management allowed Veras and the John Doe Defendants to secretly engage in timed trading of the Alger Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Alger Management, among other defendants, at the expense of plaintiff and other members of the Class.

78. Alger Management breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

79. Alger Management is liable as a direct participant in the wrongs complained of herein. Alger Management, because of its position of authority and control over the Alger Funds was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Alger Funds.

80. Alger Management had a duty to (1) disseminate accurate and truthful information with respect to the Alger Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Alger Management participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Alger Management's breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's and other members of the Class' expense by allowing Veras and the John Doe Defendants to secretly time their trading of the Alger Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

81. As a result of Alger Management's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

82. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Alger Management and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and the Class rescission of their contract with Alger Management and recovery of all fees paid to Alger Management pursuant to such agreement;

(d) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: October 31, 2003

MILBERG WEISS BERSHAD HYNES & LERACH LLP



By:
Melvyn I. Weiss (MW-1392)
Steven G. Schulman (SS-2561)
Peter E. Seidman (PS-8769)
Andrei V. Rado (AR-3724)
One Pennsylvania Plaza
New York, NY 10119-0165
(212)594-5300
Fax: (212) 868-1229

LAW OFFICES OF CURTIS V. TRINKO, LLP
16 West 46th St., 7th Floor
New York, NY 10036
(212) 490-9550

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, PETER D. DEMAYO, AS CUSTODIAN FOR JAMES LIAM DEMAYO UTMA/NY, hereby certify as follows:

1. I have reviewed the complaint prepared for me concerning the Alger Funds, brought under the federal securities laws, and have authorized the filing of such an action.

2. Plaintiff did not purchase, or otherwise acquire, the securities of the Alger Funds that are the subject of this action, at the direction of plaintiff's counsel, or in order to participate in any private action arising under the federal securities laws.

3. I am willing to serve as a representative party on behalf of the class, and will provide testimony at a deposition and/or at trial, if necessary.

4. Plaintiff's transactions in the securities that are the subject of this litigation during the class period set forth in the complaint are, as follows:

   a). Plaintiff purchased 79.739 shares of the Alger Spectra Fund - Class A on November 14, 2000 at $10.71 per share;

   b). Plaintiff received 5.832 shares of the Alger Spectra Fund - Class A as a dividend reinvestment on December 18, 2000 priced at $8.55967 per share;

   c). Plaintiff still holds these shares.

5. During the three years prior to the date hereof, plaintiff has not filed an action in which he has sought to serve, or has served, as a representative party for a class in any action filed under federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond his pro rata share of any recovery, or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge and belief. Executed this 29th day of October, 2003 at Glen Head, New York.



PETER D. DEMAYO

HONORABLE HAROLD BAER, JR.
500 Pearl Street
Chambers 2230
New York, New York 10007
Telephone (212) 805-0184
Courtroom 23B
Courtroom Deputy
Mr. Dennis Swain
Telephone (212) 805-0088

INDIVIDUAL PRACTICES OF JUDGE HAROLD BAER, JR.

Unless otherwise ordered by Judge Baer, matters before Judge Baer shall be conducted in accordance with the following practices:

1. Communications With Chambers

A. **Letters.** Copies of letters to chambers shall simultaneously be delivered to all counsel. Copies of correspondence between counsel shall not be sent to the court.

B. **Telephone Calls.** In addition to Paragraph 1(D) below, telephone calls to chambers are permitted. For matters other than docketing, scheduling or calendaring, call chambers at 212-805-0184.

C. **Faxes.** Faxes to chambers are permitted only if copies are also simultaneously faxed or delivered to all counsel. No document longer than 3 pages may be faxed without prior authorization. Do not follow with hard copy. The fax number is 212-805-7901.

D. **Docketing, Scheduling, and Calendar Matters.** For docketing, scheduling and calendar matters, call Mr. Dennis Swain at 212-805-0088.

E. **Requests for Adjournments or Extensions of Time.** Any request for adjournment or extension of time must state (1) the original date, (2) the number of previous requests for adjournment or extension, (3) whether these previous requests were granted or denied, and (4) whether the adversary consents. If the requested adjournment or extension affects any other scheduled dates, a copy of the Pretrial Scheduling Order must be attached. If the request is for an adjournment of a court appearance, absent an emergency it shall be made at least 48 hours prior to the scheduled appearance.

2. Motions

A. **Pre-Motion Conferences in Civil Cases.** For discovery motions, follow Local Civil Rule 37.2. For motions other than discovery motions, pre-motion conferences are not required.

B. **Courtesy Copies.** Courtesy copies of pleadings, marked as such, shall be submitted to chambers, as soon as practicable after filing.

C. **Memoranda of Law.** Unless prior permission has been granted, memoranda of law in support of and in opposition to motions are limited to 25 pages, and reply memoranda are limited to 10 pages. Memoranda of 10 pages or more shall contain a table of contents.

D. **Filing of Motion Papers.** Motion papers are to be filed in accordance with the Federal Rules. No motion papers will be submitted to chambers until the motion has been fully briefed, (i.e., moving, opposition and reply papers). It is the obligation of the moving party to furnish directly to chambers the entre set of courtesy copies of the fully briefed motion.

E. **Oral Argument on Motions.** Parties may request oral argument by letter at the time their moving or opposing or reply papers are filed. In rare instances, the court will reject argument but for the most part, the Court will fix a date and time when the motion will be heard and advise counsel.

3. Pretrial Procedures

A. **Joint Pretrial Orders in Civil Cases.** Pretrial orders are to be provided in accordance with the Federal Rules unless otherwise directed by the Court. The pretrial order shall include the following:

i. The full caption of the action.

ii. The names, addresses (including firm names), and telephone and fax numbers of trial counsel.

iii. A brief statement by plaintiff as to the basis of subject matter jurisdiction, and a brief statement by each other party as to the presence or absence of subject matter jurisdiction. Such statements shall include citations to all statutes relied on and relevant facts as to citizenship and jurisdictional amount.

iv. A brief summary by each party of the claims and defenses that party has asserted which remain to be tried, without recital of evidentiary matter but including citations to all statutes relied on. Such summaries shall identify all claims and defenses previously asserted which are not to be tried.

v. Any stipulations or agreed statements of fact or law which have been agreed to by all parties.

vi. A statement by each party as to the witnesses whose testimony is to be offered in its case in chief, indicating whether such witnesses will testify in person or by deposition.

vii. A designation by each party of deposition testimony to be offered in its case in chief, with any cross-designations and objections with grounds by any other party.

viii. A list by each party of exhibits to be offered in its case in chief, with the grounds for any objections.

B. Filings Prior to Trial in Civil Cases. Unless otherwise ordered by the Court, each party shall file, 10 days before the date of commencement of trial the Joint Pretrial Order along with:

i. Any fully briefed motions <u>in limine</u> and a copy of each exhibit to which there is an objection and a copy of deposition testimony that is annotated to indicate the opposed testimony.

ii. In jury cases, requests to charge and proposed voir dire questions. When feasible, proposed jury charges should also be submitted on a 3.5" diskette in WordPerfect version 5.1 or higher format;

iii. In non-jury cases, a statement of the elements of each claim or defense, together with a summary of the facts relied upon to establish each element;

iv. In all cases, motions addressing any evidentiary or other issues which should be resolved <u>in limine</u> and will be resolved the day before trial; and

v. In any case where such party believes it would be useful, a pretrial memorandum.

Revised 12/11/02

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---x

___ Civ. _____ (HB)

Plaintiff(s),

-against-

PRETRIAL SCHEDULING ORDER

Defendant(s).

---x

APPEARANCES:

Plaintiff(s) by: ______________________________ ______________________________

Defendant(s) by: ______________________________ ______________________________

HAROLD BAER, Jr., District Judge:

Do the parties consent to proceed before a United States Magistrate for all purposes, pursuant to 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73?

Yes ___ No ___

Pursuant to Rule 16(b) of the Federal Rules of Civil Procedure, after holding an initial pretrial conference on notice to all parties, it is hereby ordered that:

Except under circumstances agreed to by the Court:

1. No additional parties may be joined after ______________,_______.

2. No additional causes of action or defenses may be asserted after ___________,_____.

3. **Discovery**: All discovery shall be commenced in time to be completed by ______________,_______. As the Court rarely grants extensions, any delays or disputes in the taking of discovery should be reported to the Court immediately.

4. **Motions**: No party may make a dispositive motion returnable after _____________, ______. Either party may request (and will be given a date by Chambers) for oral argument. The above date is the date by which any motion shall be fully briefed (i.e., moving, opposition and reply papers) and a courtesy copy delivered to Chambers.

In deciding the last date to submit fully briefed motions and your agreed to trial month, keep in mind that the Court requires at least 60 days to decide dispositive motions.

5. **Joint Pretrial Order**: A joint pretrial order shall, unless waived by the Court, be submitted by ________________,_________. The pretrial order shall conform to the Court's Individual Practice and Rules. Counsel may inquire of Chambers with respect to the filing date(s) for requests to charge, proposed voir dire, and motions in limine, but in no event are they to be submitted less than five (5) business days (fully briefed) before the date set for trial.

6. **Jury** __. **Non-Jury** __. Estimated number of trial days is _____. **This case is added to the** __________ ______ **Trailing Trial Calendar**. Counsel should not make any other commitments during this month. As a general rule, all cases will be tried within six to eight months from the date of the first pretrial conference, or earlier if possible.

7. The law clerk assigned to this case is __________________________, to whom all correspondence should be directed.

8. Upon request to Chambers by either side, the Court will schedule and conduct a settlement conference and/or mediation. The Court will also, upon request, facilitate mediation under the Court Mediation Program or a settlement conference before your Magistrate Judge. In the case of a mediation to be conducted by the Court, all parties must bring their respective clients to the mediation Keep in mind, closure, for the most part, is accomplished in direct proportion to how early in the litigation the mediation occurs. Any ADR procedure must occur within the framework of this order.

9. Whenever a case is resolved, the parties must submit an Order of Discontinuance, signed by all parties. When the parties settle within forty-eight hours of trial or the filing of a dispositive motion, they <u>must</u> notify the Court immediately of such settlement, and fax to the Court no less than thirty-six hours prior to their planned appearance, an Order of Discontinuance (copy attached), signed by all parties.

10. The parties' signatures below represent their understanding and agreement that this schedule is final and binding upon them unless the Court concludes that extraordinary circumstances warrant an extension with respect to one or more than one of the scheduled dates.

______________________________ ______________________________
For Plaintiff For Defendant

______________________________ ______________________________
For Defendant For Plaintiff

SO ORDERED.
DATED: New York, New York
__________,____

____
HAROLD BAER, JR.
United States District Judge

7/02

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
--X

____ Civ. ____ (HB)

- against -

ORDER OF DISCONTINUANCE

--X

Hon. HAROLD BAER, JR., District Judge:

This cause having duly come on to be heard before me and the attorneys for all parties having advised the Court that all claims asserted herein are settled or are in the process of being settled, it is hereby

ORDERED that the above entitled action be and hereby is discontinued with prejudice and without costs to either party. Should settlement not be finalized by ____________________, any party may apply to have the action reopened, and it is further

ORDERED that the Clerk of the Court is instructed to dismiss any pending motions, close this case and remove it from my docket.

SO ORDERED:
New York, New York

Dated:________________

____
U.S.D.J.

I hereby consent to the entry of this proposed order:

____
Attorneys for Plaintiff

____
Attorneys for Defendant

____
Attorneys for Third-party

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Plaintiff(s),	CONSENT TO PROCEED BEFORE UNITED STATES MAGISTRATE JUDGE
- against -	_____ Civ. __________ ( ) ( )
Defendant(s).	

IT IS HEREBY STIPULATED by the undersigned:

1. All parties consent, pursuant to 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73, that a United States Magistrate Judge conduct all further proceedings in this action, including any trial and entry of final judgment.

2. Any appeal from a judgment entered in this case will lie to the Court of Appeals for the Second Circuit as from any other judgment of the district court pursuant to 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c).

______________________________	______________________________
Attorney(s) for Plaintiff(s) Address Telephone	Attorney(s) for Defendant(s) Address Telephone
______________________________	______________________________
Attorney(s) for ______________ Address Telephone	Attorney(s) for ______________ Address Telephone

(Separately executed forms may be submitted. See Fed. R. Civ. P. 73(b).)

SO ORDERED.

____
U.S.D.J.

Magistrate Judge ____________________ was assigned this case on ____________________.

____
For: Clerk U.S.D.C. S.D.N.Y.

A copy of this Notice must be served by the plaintiff with the complaint on all adver
attached to any third-party complaint served by a defendant.

RIGHT TO PROCEED BEFORE A UNITED STATES MAGISTRATE JUDGE

Pursuant to 28 U.S.C. § 636(c), Federal Rule of Civil Procedure 73, and S.D.N.Y. Local Civil Rule 73.1, the United States Magistrate Judges of the Southern District of New York have jurisdiction, with the consent of all parties, to conduct any or all proceedings in a civil case, including jury or non-jury trials, and order the entry of judgment. Trial before a Magistrate Judge proceeds in the same manner as trial before a District Judge.

The Magistrate Judge previously designated for the case will conduct the consent proceedings. If no Magistrate Judge has been designated, one will be drawn by lot to preside.

In accordance with 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c), appeal in a consent proceeding lies to the United States Court of Appeals for the Second Circuit as it would from any judgment of the district court.

The decision to consent, or not to consent, to proceed before a Magistrate Judge under § 636(c) is entirely voluntary. Only if all parties to the case consent to the reference will either the District Judge or Magistrate Judge be informed of the decision. Fed. R. Civ. P. 73(b).

If the parties in this action consent to proceed before a Magistrate Judge, the attached consent form should be signed by counsel for all parties and submitted to the Judgment and Orders Clerk in Room 120 of the Courthouse at 500 Pearl Street or Room 167 of the White Plains Courthouse. Separately executed forms may be submitted. See Fed.R. Civ. P. 73(b).

April 15, 1999

INDIVIDUAL PRACTICES OF MAGISTRATE JUDGE RONALD L. ELLIS

Unless otherwise ordered by Judge Ellis, matters before Judge Ellis shall be conducted in accordance with the following practices. These practices are applicable to matters before Judge Ellis if the matter is within the scope of the District Judge's Order of Reference or if the case is before Judge Ellis pursuant to the parties' consent under 28 U.S.C. Sec. 636(c). Otherwise, the practices of the District Judge to whom the case is assigned apply:

1. Communications With Chambers

A. Letters. Except as otherwise provided below, communications with chambers shall be by letter, with copies simultaneously delivered to all counsel. Copies of correspondence between counsel shall not be sent to the Court.

B. Telephone Calls. In addition to Paragraph 1(D) below, telephone calls to chambers are permitted. For matters other than docketing, scheduling or calendaring, call chambers at 212-805-0242.

C. Faxes. Faxes to chambers are not permitted.

D. Docketing, Scheduling, and Calendar Matters. For docketing, scheduling and calendar matters, call Debbie Smith at 212-805-0242 between 10:00 A.M. and 4:00 P.M.

E. Requests for Adjournments or Extensions of Time. All requests for adjournments or extensions of time must state (1) the original date, (2) the number of previous requests for adjournment or extension, (3) whether these previous requests were granted or denied, and (4) whether the adversary consents, and, if not, the reasons given by the adversary for refusing to consent. If the requested adjournment or extension affects any other scheduled dates, a proposed Revised Scheduling Order (reflecting only business days) must be attached. If the request is for an adjournment of a court appearance, absent an emergency it shall be made at least 48 hours prior to the scheduled appearance.

2. Motions

A. Pre-Motion Conferences in Civil Cases. For discovery motions, follow Local Civil Rule 37.2. For motions other than discovery motions, a pre-motion conference is not required.

B. Courtesy Copies. Courtesy copies of all motion papers, marked as such, should be submitted to chambers.

C. Memoranda of Law. Unless prior permission has been granted, memoranda of law in support of and in opposition to motions are limited to 25 pages, and reply memoranda are limited to 10 pages. Memoranda of 10 pages or more shall contain a table of contents.

D. Filing of Motion Papers. Motion papers shall be filed promptly after service.

E. Oral Argument on Motions. Parties may request oral argument by letter at the time their moving or opposing or reply papers are filed. The Court will determine whether argument will be heard and, if so, will advise counsel of the argument date.

3. Pretrial Procedures

A. Joint Pretrial Orders in Civil Cases. Unless otherwise ordered by the Court, within 30 days from the date for the completion of discovery in a civil case, the parties shall submit to the court for its approval a joint pretrial order, which shall include the following:

i. The full caption of the action.

ii. The names, addresses (including firm names), and telephone and fax numbers of trial counsel.

iii. A brief statement by plaintiff as to the basis of subject matter jurisdiction, and a brief statement by each other party as to the presence or absence of subject matter jurisdiction. Such statements shall include citations to all statutes relied on and relevant facts as to citizenship and jurisdictional amount.

iv. A brief summary by each party of the claims and defenses that party has asserted which remain to be tried, without recital of evidentiary matter but including citations to all statutes relied on. Such summaries shall identify all claims and defenses previously asserted which are not to be tried.

v. A statement by each party as to whether the case is to be tried with or without a jury, and the number of trial days needed.

vi. Any stipulations or agreed statements of fact or law which have been agreed to by all parties.

vii. A statement by each party as to the witnesses whose testimony is to be offered in its case in chief, indicating whether such witnesses will testify in person or by deposition.

viii. A designation by each party of deposition testimony to be offered in its case in chief, with any cross-designations and objections by any other party.

ix. A list by each party of exhibits to be offered in its case in chief, with one star indicating exhibits to which no party objects on grounds of authenticity, and two stars indicating exhibits to which no party objects on any ground.

B. Filings Prior to Trial in Civil Cases. Unless otherwise ordered by the Court, each party shall file, 15 days before the date of commencement of trial if such a date has been fixed, or 30 days after the filing of the final pretrial order if no trial date has been fixed:

i. In jury cases, requests to charge and proposed voir dire questions. When feasible, proposed jury charges should also be submitted on a 3.5" diskette in WordPerfect version 5.1 or higher format;

ii. In nonjury cases, a statement of the elements of each claim or defense involving such party, together with a summary of the facts relied upon to establish each element;

iii. In all cases, motions addressing any evidentiary or other issues which should be resolved in limine; and

iv. In any case where such party believes it would be useful, a pretrial memorandum.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Plaintiff(s),	:	CONSENT TO PROCEED BEFORE UNITED STATES MAGISTRATE JUDGE
- against -	:	______ Civ. __________ ( )( )
Defendant(s).	:	

IT IS HEREBY STIPULATED by the undersigned:

1. All parties consent, pursuant to 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73, that a United States Magistrate Judge conduct all further proceedings in this action, including any trial and entry of final judgment.

2. Any appeal from a judgment entered in this case will lie to the Court of Appeals for the Second Circuit as from any other judgment of the district court pursuant to 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c).

______________________________ Attorney(s) for Plaintiff(s) Address Telephone	______________________________ Attorney(s) for Defendant(s) Address Telephone
______________________________ Attorney(s) for ______________ Address Telephone	______________________________ Attorney(s) for ______________ Address Telephone

(Separately executed forms may be submitted. See Fed. R. Civ. P. 73(b).)

SO ORDERED.

____
U.S.D.J.

Magistrate Judge ________________ was assigned this case on ______________.

____
For: Clerk U.S.D.C. S.D.N.Y.

A copy of this Notice must be served by the plaintiff with the complaint on all adversary parties, and attached to any third-party complaint served by a defendant.

RIGHT TO PROCEED BEFORE A UNITED STATES MAGISTRATE JUDGE

Pursuant to 28 U.S.C. § 636(c), Federal Rule of Civil Procedure 73, and S.D.N.Y. Local Civil Rule 73.1, the United States Magistrate Judges of the Southern District of New York have jurisdiction, with the consent of all parties, to conduct any or all proceedings in a civil case, including jury or non-jury trials, and order the entry of judgment. Trial before a Magistrate Judge proceeds in the same manner as trial before a District Judge.

The Magistrate Judge previously designated for the case will conduct the consent proceedings. If no Magistrate Judge has been designated, one will be drawn by lot to preside.

In accordance with 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c), appeal in a consent proceeding lies to the United States Court of Appeals for the Second Circuit as it would from any judgment of the district court.

The decision to consent, or not to consent, to proceed before a Magistrate Judge under § 636(c) is entirely voluntary. Only if all parties to the case consent to the reference will either the District Judge or Magistrate Judge be informed of the decision. Fed. R. Civ. P. 73(b).

If the parties in this action consent to proceed before a Magistrate Judge, the attached consent form should be signed by counsel for all parties and submitted to the Judgment and Orders Clerk in Room 120 of the Courthouse at 500 Pearl Street or Room 167 of the White Plains Courthouse. Separately executed forms may be submitted. See Fed.R. Civ. P. 73(b).

Received 11\21 @ 1pm @ NYC office

A0 440 (Rev. 10/?) Summons In a Civil Action

United States District Court

SOUTHERN DISTRICT OF NEW YORK

ROBERT GARFIELD, On Behalf of Himself and All Others Similarly Situated,

Plaintiff,

vs.

FRED ALGER MANAGEMENT INC., et al.

Defendants.

JUDGE HOLWELL

03 CV 9239

SUMMONS IN A CIVIL CASE

CASE NUMBER:



RECEIVED
PROCESSING
NOV 28 2003
WASH. DC
160
SECTION

TO: (Name and address of defendant)
James P. Connelly Jr.
C/o Fred Alger Management Inc.
111 Fifth Avenue
New York, NY 10003

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

Jonathan M. Plasse
Goodkind Labaton Rudoff
& Suchrow LLP
100 Park Avenue
New York, New York 10017
Telephone: (212) 907-0700

an answer to the complaint which is herewith served upon you, within **twenty (20)** days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON

CLERK DATE NOV 20 2003

BY DEPUTY CLERK

JUDGE HOLWELL

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

03 CV 9239

ROBERT GARFIELD, On Behalf of Himself and All Others Similarly Situated, Plaintiff, vs. FRED ALGER MANAGEMENT INC., THE ALGER FUND, JAMES P. CONNELLY JR., VERAS INVESTMENT PARTNERS, LLP and JOHN DOES 1-100; ALGER AMERICAN GROWTH, ALGER SMALL PORTFOLIO, ALGER SMALL CAP & MIDCAP, PORTFOLIO, ALGER MIDCAP GROWTH PORTFOLIO, ALGER LARGECAP GROWTH PORTFOLIO, ALGER CAPITAL APPRECIATION PORTFOLIO, ALGER HEALTH SCIENCES PORTFOLIO, ALGER BALANCED PORTFOLIO, ALGER MONEY MARKET PORTFOLIO, ALGER SPECTRA FUND, (collectively known as "Alger Funds"), Defendants.	Civ. No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS DEMAND FOR JURY TRIAL

RECEIVED
NOV 20 2003
U.S.D.C. S.D. N.Y.
CASHIERS

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the Alger Funds (as defined in the caption of this case), press releases, and media reports about the Alger Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the Alger family of funds (*i.e.*, the Alger Funds as defined in the caption, above) between November 1, 1998 and September 3, 2003, inclusive, and who were damaged thereby. Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the "Investment Advisers Act") (the "Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiff and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On September 4, 2003 *The Wall Street Journal* reported that New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates.

4. The Spitzer Complaint received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern District of New York. The Alger family of funds was subpoenaed by the New York Attorney General and the SEC.

5. On October 16, 2003, the SEC issued an administrative order concluding that defendant James P. Connelly, Vice Chairman of investment advisor Alger Management, allowed "more than one dozen" privileged investors to engage in improper timing trades in the Alger Funds, stating as follows in relevant part:

> ***From the mid-1990's until 2003, Connely was involved in allocating timing capacity in Alger mutual funds to timing investors. Connelly regularly authorized select investors to time the Alger Fund. Connelly did this even though he knew that the timers were making more than the permitted six exchanges per year.***

(Emphasis added.) Defendant Veras Investment Partners was identified by the SEC as being allowed to "***time $50 million in the Alger Fund in exchange for a $10 million buy and hold position in the smallcap fund.***" (Emphasis added).

6. That same day, the New York Attorney General's office reported in a press release that Connelly pleaded guilty to "Tampering with Physical Evidence," stemming from "his repeated tampering with an ongoing investigation of illegal trading practices in the mutual funds industry," beginning after the announcement of the filing of the Spitzer Complaint on or about September 3, 2003.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C.

§ 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331,1337.

8. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. In addition, defendants Fred Alger Management, Inc. and the Alger Fund are located in New York City, at 111 Fifth Avenue.

9. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

10. Plaintiff Robert Garfield, as set forth in the certification which is attached hereto and incorporated by reference herein, purchased shares or units of the Alger Spectra Fund during the Class Period and has been damaged thereby.

11. Each of the Alger Funds, including the Alger American Growth Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant Fred Alger Management, Inc., as defined below, and buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

12. Fred Alger Management, Inc. ("Alger Management") is registered as an investment advisor under the Investment Advisers Act and managed and advised the Alger Funds during the Class Period. Fred Alger Management, Inc. has ultimate responsibility for

overseeing the day-to-day management of the Alger Funds. Alger Management is headquartered at 111 Fifth Avenue, New York, NY 10003.

13. The Alger Fund is the registrant and issuer of the shares of the Alger Funds and is headquartered at 111 Fifth Avenue, New York, NY 10003.

14. Defendant James P. Connelly, Jr. was a Vice Chairman of Alger Management.

15. Defendants Alger Management, the Alger Fund, the Alger Funds and Connelly are referred to collectively herein as the "Fund Defendants."

16. Veras Investment Partners, LLP ("Veras") is a Texas-based hedge fund. Veras was an active participant in the unlawful scheme alleged herein. Veras is headquartered at 19855 Southwest Freeway, Suite 200, Sugarland, Texas 77479.

17. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants, such as Veras, with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary Alger Funds investors, such as plaintiff and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiff will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the Alger Funds, between November 1, 1998 and September 3, 2003, inclusive, and who were damaged thereby. Plaintiff

and each of the Class members purchased shares or other ownership units in Alger Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the Alger Funds are referred to collectively herein as the "Prospectuses." Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Alger Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

20. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

21. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

22. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Alger Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Introduction: The Double Standard for Privileged Investors

24. Mutual funds, including the Alger Funds, are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. However, unbeknownst to investors, from at least as early as November 1,1998 and until September 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit, at the expense of plaintiff and other members of the Class, through secret and illegal timed trading.

25. In exchange for allowing and facilitating this improper conduct, the Fund Defendants received substantial fees and other remuneration for themselves and their affiliates to

the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, Alger Management, as manager of the Alger Funds, and each of the relevant fund managers, profited from fees Alger Management charged to the Alger Funds that were measured as a percentage of the fees under management.

26. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, materially and negatively affecting the value of the Alger Funds, Veras and the John Doe Defendants agreed to deposit substantial assets in the funds and/or other financial vehicels controlled by the Fund Defendants, thereby increasing the assets under Alger Funds' management and the fees paid to Alger Funds' managers. The assets deposited in the Alger Funds in exchange for the right to engage in timing have been referred to as "sticky assets."

27. The synergy between the Fund Defendants and Veras and the John Doe Defendants hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

Secret Timed Trading at the Expense of Plaintiff and Other Members of the Class

28. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the net asset value ("NAV") is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 *p.m.* in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to

rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

29. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Alger Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

30. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

31. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

32. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses represented that investors could only execute a certain number of trades per year. These statements were

materially false and misleading because the Fund Defendants allowed Veras and the John Doe Defendants to time their trades and profit at the expense of ordinary fund investors.

Defendants' Fraudulent Scheme

33. In September 2003, the Fund Defendants were served with subpoenas by the New York Attorney General ("NYAG") and the SEC. On October 16, 2003, the NYAG and the SEC announced that their coordinated investigation had uncovered that Connelly spearheaded a timing scheme at Alger Funds dating back to the mid-1990's by establishing timing arrangements for Veras and other favored investors. The agencies further announced that Connelly pleaded guilty to "Tampering with Physical Evidence" for his "his repeated tampering with an ongoing investigation of illegal trading practices in the mutual funds industry," which Connelly was accused of engaging in following the announcement of the filing of the Spitzer Complaint on September 3, 2003.

34. The SEC, in an Order Instituting Public Administrative and Cease-and-Desist Proceedings, issued on October 16, 2003, detailed Connelly' practice of allowing certain investors, such as Veras, to market time the Alger Funds in return for such investors parking sticky assets in various Alger financial vehicles, as follows:

> Connelly approved agreements permitting select investors to "time" Alger mutual funds. "Timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit inefficiencies in mutual fund pricing. Timing can adversely affect mutual fund shareholders because it can dilute the value of their shares. Consequently, mutual fund managers such as Alger Management often maintain policies and procedures to detect and prevent timing. By allowing select investors to time Alger funds, Connelly violated the antifraud provisions of the federal securities laws.
>
> ***
>
> *Investors seeking timing capacity usually offered to commit additional assets to other funds in the Alger complex. These additional assets were referred to as "buy and hold" positions. (Buy and hold positions are also referred to as "sticky assets.") Over time, Connelly developed a de facto practice of requiring that*

496329v2
11/20/03 14:47

> *timers commit assets to buy and hold positions to earn access to timing capacity.* In early 2003, Connelly formalized this practice by requiring that investors seeking timing capacity maintain at least 20 percent of their investment in buy and hold positions.
>
> *For example, in February 2003, Connelly was seeking to obtain additional assets for an Alger smallcap fund. Connelly approved an arrangement whereby Veras Investment Partners ("Veras") could time $50 million in the Alger Fund in exchange for a $10 million buy and hold position in the smallcap fund. In July 2003, Veras was granted an additional $30 million of capacity in exchange for an additional $12 million buy and hold position.* [Emphasis added.]

The order is available from the SEC's website at: http://www.sec.gov/litigation/admin/338304.htm

35. Additionally, the SEC found that Connelly established "timing police" to find and shut down "investors that were timing without approval," – *i.e.* those who did not pay to play. By 2003, the Alger Funds were being timed by "***more than one dozen timers with approximately $200 million of timing funds invested in Alger mutual funds.***" (Emphasis added).

36. The SEC found that Connelly's timing scheme constituted a "wilfull[] violation of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder . . ." and a "willfull[] violation of Sections 206 (1) and 206 (2) of the Advisers Act. . .," and other provisions of the federal securities laws.

The Prospectuses Were Materially False and Misleading

37. Prior to investing in any of the Alger Funds, including the Alger American Growth Fund, plaintiff and each member of the class were entitled to and did receive one of the Prospectuses, each of which contained the same materially false and misleading statements regarding the Alger Funds' policies on frequent trading, i.e, that the number of trades are limited, and none of which disclosed the favored treatment afforded to certain investors.

38. The Prospectuses falsely stated that investors were only allowed to make a certain amount of trades in the Alger Funds. For example, the February 28, 2003 Alger Fund Prospectus, in a section titled "Statement of Additional Information," warned that investors' trading activity would be limited as follows:

> You may make up to six exchanges annually by telephone or in writing. The Fund may charge a transaction fee for each exchange, although it does not intend to do so at present. You will be notified at least 60 days in advance if the Fund decides to impose this fee. The Fund reserves the right to terminate or modify the exchange privilege upon notice to shareholders.

39. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) that defendants had entered into arrangements allowing Veras and the John Doe Defendants to time their trading of the Alger Funds shares;

(b) that, pursuant to such arrangements, Veras and the John Doe Defendants regularly timed their trading in the Alger Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Alger Funds allowed investors who paid for the privilege to engage in frequent trading and enforced its stated policy allowing "up to six exchanges annually" selectively, *i.e.*, they did not enforce it against Veras and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed Veras and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Alger Funds and/or increased the Alger Funds' costs and thereby reduced the Alger Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Alger Funds investors.

Defendants' Scheme and Fraudulent Course of Business

40. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the Alger Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the Alger Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiff and other Class members.

Additional Scienter Allegations

41. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Alger Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws.

42. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Alger Funds, their control over, and/or receipt and/or modification of Alger Funds' allegedly materially misleading misstatements and/or their associations with the Alger Funds which made them privy to confidential proprietary information concerning the Alger Funds, participated in the fraudulent scheme alleged herein.

43. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein.

FIRST CLAIM

Against the Alger Fund For Violations of Section 11 Of The Securities Act

47. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

48. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the Alger Fund.

49. The Alger Fund is statutorily liable under Section 11. The Alger Fund issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

50. Prior to purchasing units of the Alger American Growth Fund, plaintiff was provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other Alger Funds, all Class members likewise received the appropriate prospectus. Plaintiff and other Class members purchased shares of the Alger Funds traceable to the false and misleading Prospectuses.

51. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Alger Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, when, in fact, Veras and the John Doe Defendants were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that defendants had entered into arrangements allowing Veras and the John Doe Defendants to time their trading of the Alger Funds shares;

(b) that, pursuant to such arrangements, the John Doe Defendants regularly timed their trading in the Alger Funds shares;

(c) that, contrary to the express representations in the Prospectuses, the Alger Funds allowed investors who paid for the privilege to engage in frequent trading and enforced its policy allowing "up to six exchanges annually" selectively, *i.e.*, they did not enforce it against Veras and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed Veras and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the Alger Funds and/or increased the Alger Funds' costs and thereby reduced the Alger Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the Alger Funds investors.

52. Plaintiff and the Class have sustained damages. The value of the Alger Funds shares decreased substantially subsequent to and due to defendants' violations.

53. At the time they purchased the Alger Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

SECOND CLAIM

Against Alger Management and Connelly as Control Persons of the Alger Fund For Violations of Section 15 of the Securities Act

54. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

55. This Claim is brought pursuant to Section 15 of the Securities Act against Alger Management and Connelly, as control persons of the Alger Fund. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the Alger Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Alger Management and Connelly.

56. The Alger Fund is liable under Section 11 of the Securities Act as set forth herein.

57. Each of Alger Management and Connelly was a "control person" of the Alger Fund within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds – Alger Management and Connelly directly and indirectly, had the power and authority, and exercised the same, to cause the Alger Fund to engage in the wrongful conduct complained of herein. Alger Management and Connelly, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

58. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alger Management and Connelly are liable to plaintiff to the same extent as are each of the Alger Fund for their primary violations of Section 11 of the Securities Act.

59. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Alger Management and Connelly.

VIOLATIONS OF THE EXCHANGE ACT

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

60. At all relevant times, the market for Alger Funds was efficient for the following reasons, among others:

(a) The Alger Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the Alger Funds were regularly filed with the SEC;

(c) Persons associated with the Alger Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Alger Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

61. As a result of the foregoing, the market for the Alger Funds promptly digested current information regarding Alger Funds from all publicly available sources and reflected such information in the respective Alger Funds' NAV. Investors who purchased or otherwise acquired

shares or interests in the Alger Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the Alger Funds during the Class Period suffered similar injury through their purchase or acquisition of Alger Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

62. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

63. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Alger Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

64. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Alger Funds' securities, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Alger Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange

Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

65. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Alger Funds' operations, as specified herein.

66. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

67. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

68. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Alger Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during

the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the Alger Funds during the Class Period at distorted prices and were damaged thereby.

69. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the Alger Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

70. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

71. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Alger Funds shares during the Class Period.

FOURTH CLAIM

Against Connelly (as a Control Person of Alger Management, the Alger Fund and the Alger Funds), Alger Management (as a Control Person of the Alger Fund and the Alger Funds), and the Alger Fund (as a Control Person of the Alger Funds) For Violations of Section 20(a) of the Exchange Act

72. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

73. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Connelly, as a control person of Alger Management, the Alger Fund and the Alger Funds; Alger Management, as a control person of the Alger Fund and the Alger Funds; and the Alger Fund as a control person of the Alger Funds.

74. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the Alger Funds' public filings, press releases and other publications are the collective actions of Alger Management, the Alger Fund and Connelly.

75. Each of Alger Management, the Alger Fund and Connelly acted as controlling persons of the Alger Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Alger Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Alger Management, the Alger Fund and Connelly each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Alger Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Alger Management, the Alger Fund and Connelly had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

76. In particular, each of Alger Management, the Alger Fund and Connelly had direct and supervisory involvement in the operations of the Alger Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

77. As set forth above, Alger Management, the Alger Fund and Connelly each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Alger Management, the Alger Fund and Connelly are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate

result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of Alger Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

FIFTH CLAIM

For Violations of Section 206 of The Investment Advisers Act of 1940 Against AlgerManagement [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

78. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

79. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15. 75.

80. Alger Management served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

81. As a fiduciary pursuant to the Investment Advisers Act, Alger Management was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

82. During the Class Period, Alger Management breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class. As detailed above, Alger Management allowed Veras and the John Doe Defendants to secretly engage in timed trading of the Alger Funds shares. The purposes and

effect of said scheme, practice and course of conduct was to enrich Alger Management, among other defendants, at the expense of plaintiff and other members of the Class.

83. Alger Management breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

84. Alger Management is liable as a direct participant in the wrongs complained of herein. Alger Management, because of its position of authority and control over the Alger Funds was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the Alger Funds.

85. Alger Management had a duty to (1) disseminate accurate and truthful information with respect to the Alger Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class. Alger Management participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Alger Management's breaches of fiduciary duties including: (1) increasing its profitability at plaintiff's and other members of the Class' expense by allowing Veras and the John Doe Defendants to secretly time their trading of the Alger Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

86. As a result of Alger Management's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

87. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Alger Management and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) awarding plaintiff and the Class rescission of their contract with Alger Management and recovery of all fees paid to Alger Management pursuant to such agreement;

(d) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 20, 2003

GOODKIND LABATON RUDOFF & SUCHAROW LLP



By: ______________________
Jonathan M. Plasse (JP-7515)
Christopher Keller, (CK-2347)
100 Park Avenue, 12th Floor
New York, NY 10017-5563
(212) 907-0700

ATTORNEYS FOR PLAINTIFF

CERTIFICATION

I, Robert Garfield, hereby certify as follows:

1. I am fully authorized to enter into and execute this Certification. I have reviewed a complaint prepared against Alger Funds family of funds ("Alger") alleging violations of the federal securities laws and I authorized the filing of this complaint;

2. I did not purchase securities of Alger at the direction of counsel or in order to participate in any private action under the federal securities laws;

3. I am willing to serve as a lead plaintiff in this matter, including providing testimony at deposition and trial, if necessary;

4. I have transactions in the securities of Alger as reflected in Exhibit A hereto;

5. I have not sought to serve as a lead plaintiff in any class action under the federal securities laws during the last three years, except for the following:

6. Beyond my pro rata share of any recovery, I will not accept payment for serving as a lead plaintiff on behalf of the class, except the reimbursement of such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct.

Dated: Nov 10, 2003



Robert Garfield

EXHIBIT A

TRANSACTIONS IN ALGER AMERICAN GROWTH FUND

Transaction	Date	No. of Shares	Cost/Proceeds
Purchase	4/8/99	1,192.6929	$37,369.26
Sale	9/8/99	596.3466	$17,956.25
Sale	10/15/02	108.4239	$2,000.00